(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

February 16, 2010

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Commonwealth Trust II (the trust):

Fidelity International Enhanced Index Fund
Fidelity Large Cap Core Enhanced Index Fund
Fidelity Large Cap Growth Enhanced Index Fund
Fidelity Large Cap Value Enhanced Index Fund
Fidelity Mid Cap Enhanced Index Fund
Fidelity Small Cap Enhanced Index Fund (the funds)

File Nos. (333-139428) and (811-21990)
Post-Effective Amendment No. 8

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 8 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated November 30, 2009, is maintained at the offices of the trust.

This filing contains the Prospectus and Statement of Additional Information for Fidelity International Enhanced Index Fund, Fidelity Large Cap Core Enhanced Index Fund, Fidelity Large Cap Growth Enhanced Index Fund, Fidelity Large Cap Value Enhanced Index Fund, Fidelity Mid Cap Enhanced Index Fund, and Fidelity Small Cap Enhanced Index Fund. The documents have been modified to reflect amendments made to Form N-1A under the Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies Final Rule. This is the first filing of these documents in the amended format. Due to the extent of the modifications made to the prospectus, this document has not been tagged to indicate changes made since the last definitive filing. The funds' SAI has been tagged to indicate modifications made since the last definitive filing. The funds may be marketed through banks, savings and loan associations, or credit unions.

This filing also serves to update standard disclosure and implement editorial changes.

Pursuant to Rule 485(a), the trust elects an effective date of April 29, 2010. We request your comments by March 18, 2010.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Catherine Conlin
Catherine Conlin
Legal Product Group